                                                                                                                                                                          UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549
                                                    FORM 12b-25

                              [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q

For Period Ended: December 31, 2005                                                       SEC FILE NUMBER
000-27407CUSIP NUMBER 562679100
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For Period Ended:

                                                                                                                                                       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                                                                                                      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-KSB

  Part I - Registrant Information

                            Full Name of Registrant                        MangaPets, Inc.

         Former Name if Applicable          N/A

         Address of Principal Executive Office:

                                              Suite 440-375 Water Street,
                                                Vancouver, B.C. V6B 5C6
                                                         Canada

                                           Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[  ]     (c)      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

          State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because the audit of the Registrant's financial statements for the fiscal year ending December 31, 2005 has not been completed.

Part IV - Other Information

         (1)      Name and telephone number of person to contact in regard to this notification.

                           Roderick Shand       Chief Executive Officer                   (604) 725-4160
                            (Name)                            (Title)                      (Telephone Number)

         (2)      Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange
Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                                                        (X) Yes ( ) No

          (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                        ( ) Yes (X) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                        N/A

                                                 MangaPets, Inc.
                                   (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006

By: /s/ Roderick Shand

Name: Roderick Shand

Title: Chief Executive Officer